

November 18, 2014

Via e-mail
Mark Irion
Chief Financial Officer
Neff Corporation
3750 N.W. 87th Avenue, Suite 400
Miami, FL 33178

> **Re: Neff Corporation**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed November 17, 2014**
> **File No. 333-198559**

Dear Mr. Irion:

We have reviewed your registration statement and have the following comments.

Dilution, page 51

1. We note your response to comment 1 in our letter dated November 14, 2014, in addition to the expanded disclosures. To help investors better understand the $(43.46) historical net tangible deficit per unit, please disclose the historical number of units outstanding. Please also provide a discussion as to how these units increased to 14,951,625 units as a result of the Organizational Transactions. Please also disclose the number of units for the Assumed Redemption.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 53
Unaudited Pro Forma Balance Sheet as of September 30, 2014, page 55

2. We note your response to comment 4 in our letter dated November 14, 2014. Please revise your presentation of the adjustment for the Tax Receivable Agreement and the $40 million deferred tax liability unrelated to the Tax Receivable Agreement. For the $40 million deferred tax liability, please provide investors with a more comprehensive explanation for the adjustment, including why the offset is to equity.

3. We note your response to comment 5 in our letter dated November 14, 2014. It remains unclear how you determined that the owners of Neff Corporation would have an equity value of $0 subsequent to the IPO investment, offering expenses, and acquisition of Neff Holdings' common units and prior to other transactions reflected in the pro forma balance sheet. We understand that the $41.85 million used to acquire Neff Holdings' common units directly from Wayzata results in a reduction to Neff Corporation equity, as this transaction is in essence in lieu of issuing Wayzata shares of Neff Corporation Class A

common stock. However, it does not appear that you have specifically recognized that 14.33% ownership interest in Neff Holdings' member deficit that relates to this exchange in Neff Corporation's pro forma equity. Further, it remains unclear why Wayzata's non-controlling interest in Neff Holdings in the pro forma Neff Corporation column is not the remaining 85.67% of Neff Holdings' historical members' deficit and why Neff Corporation would share in the historical deficit absent the acquisition of Wayzata's interest in Neff Holdings by Neff Corporation. Please advise and provide us with the specific reference to the literature that supports your accounting.

<u>Certain Relationships and Related Party Transactions, page 123</u>
<u>Tax Receivable Agreement, page 123</u>

4. Your disclosure states that the purchase of common units of Neff Holdings directly from Wayzata will only occur to the extent that the underwriters exercise the option to purchase additional shares of your Class A common stock. This statement is inconsistent with the transaction described in the Unaudited Pro Forma Condensed Consolidated Financial Information. Please advise or revise your disclosure.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton, Staff Attorney, at (202) 551-3791 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ Terence O'Brien for

for Pamela Long
Assistant Director

cc: Kirk A. Davenport II (*via e-mail*)
       Latham & Watkins LLP